1271 Avenue of the Americas New York, New York 10020-1401 Tel: +1.212.906.1200 Fax: +1.212.751.4864 www.lw.com

FIRM / AFFILIATE OFFICES
	Beijing	Moscow
	Boston	Munich
	Brussels	New York
	Century City	Orange County
	Chicago	Paris
	Dubai	Riyadh
October 12, 2021	Düsseldorf	San Diego
	Frankfurt	San Francisco
	Hamburg	Seoul
	Hong Kong	Shanghai
	Houston	Silicon Valley
	London	Singapore
	Los Angeles	Tokyo
	Madrid	Washington, D.C.
Milan

VIA EDGAR AND FEDEX DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:      Scott Stringer

Joel Parker

Jacqueline Kaufman

Lilyanna Peyser

Re:	Lulu’s Fashion Lounge Holdings, Inc.

Amendment No. 3 to Draft Registration Statement on Form S-1

Submitted September 20, 2021

CIK No. 377-02706

Ladies and Gentlemen:

On behalf of Lulu’s Fashion Lounge Holdings, Inc. (the “Company”), we are hereby filing a Registration Statement on Form S-1 (“Registration Statement”). The Company previously submitted an Amendment No. 3 to the Draft Registration Statement on Form S-1 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act with the with the Securities and Exchange Commission (the “Commission”) on September 20, 2021 (the “Amendment No. 3”). The Registration Statement has been revised to reflect the Company’s responses to the comment letter to the Amendment No. 3 received on October 4, 2021 from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below each of the numbered comments of your letter in bold type, followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement and all references to page numbers in such responses are to page numbers in the Registration Statement.

October 12, 2021

Amendment No. 3 to Draft Registration Statement on Form S-1

Dilution, page 70

1. Please tell us why you have not included the carrying value of your Series B Preferred Stock in your calculation of historical net tangible book deficit. In addition, provide us with your calculation of pro forma net tangible book deficit of $80.0 million.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the carrying values of the Company’s Convertible Preferred Stock (Series A) and Redeemable Preferred Stock (Series B and B-1) have been included in its calculation of historical net tangible book deficit as noted in the table below.

The Company has updated the disclosure on page 74 of the Registration Statement in response to the Staff’s comment as follows:

Our historical net tangible book deficit per share represents the amount of total tangible assets (which excludes goodwill and other intangible assets) less total liabilities, redeemable preferred stock and convertible preferred stock, divided by the number of outstanding shares of common stock.

The historical and pro forma net tangible book deficit are calculated as follows (in thousands):

Historical Total Assets	$129,516
Historical Total Liabilities	(154,077)
Redeemable Preferred Stock	(19,320)
Convertible Preferred Stock	(117,038)

Historical Net Book Deficit	(160,919)
Less: Intangible assets	(2,016)
Less: Goodwill	(35,430)
Less: Deferred Offering Costs	(60)

Historical Net Tangible Book Deficit	$(198,425)

Pro Forma Total Assets	$111,616
Pro Forma Total liabilities	(154,077)
Redeemable Preferred Stock	—
Convertible Preferred Stock	—

Pro Forma Net Book Deficit	(42,461)
Less: Intangible Assets	(2,016)
Less: Goodwill	(35,430)
Less: Deferred Offering Costs	(60)

Pro Forma Net Tangible Book Deficit	$(79,967)

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Factors Affecting Our Performance

Customer Acquisition, page 76

October 12, 2021

2. We note you define customer acquisition cost, or CAC, “as our brand and performance marketing expenses, including agency costs and marketing team costs, attributable to acquiring new customers ...” Your definition makes explicit reference to costs included, please explain whether there are brand and performance marketing expenses that are excluded. We note based on information previously disclosed and provided to the Staff in the past that you excluded search engine optimization costs and email marketing costs. To the extent any brand and performance marketing expenses are excluded please revise your disclosure to provide a clear definition about what costs are excluded. To the extent excluded costs are material, please explain why you believe it is appropriate to exclude such costs.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that all brand and performance marketing expenses attributable to acquiring new customers are included in its calculation of customer acquisition cost, or CAC, including search engine optimization and email marketing costs. Furthermore, the Company’s calculation of CAC also includes advertising expenditures, agency fees, applicable software licenses, marketing team payroll and benefit expenses and other third-party expenses, such as the cost of sending emails. The Company made reference to agency and marketing team costs in the Registration Statement for illustrative purposes to disclose that its calculation of CAC includes expenses beyond merely advertising expenditures, but such reference was not intended to be limited to only those costs. Additionally, the Company respectfully advises the Staff that the only marketing team expense excluded from its calculation of CAC is the cost of equity-based compensation, which the Company believes is appropriate to exclude because such expense is not related to the cost of acquiring customers.

The Company has clarified the disclosure on page 80 of the Registration Statement in response to the Staff’s comment as follows:

We define customer acquisition cost, or CAC, as our brand and performance marketing expenses attributable to acquiring new customers, including, but not limited to, agency costs and marketing team costs but excluding any applicable equity-based compensation, divided by the number of customers who placed their first order with us in a given period.

Notes to Condensed Consolidated Financial Statements

9. Equity-Based Compensation, page F-56

3. We note stock options are subject to accelerated vesting conditions upon the occurrence of certain future events, including an IPO. Please tell us whether there are other grants, awards, units, etc. that will accelerate upon closing of the IPO. If material, please revise the capitalization section to quantify the associated expense that will be recognized upon completion of the IPO.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that there are no additional grants, awards or units that are subject to accelerated vesting conditions beyond those already disclosed in the notes to the unaudited interim condensed consolidated financial statements included in the Registration Statement.

October 12, 2021

Additionally, the Company respectfully advises the Staff that it has assessed the pro forma impact of any potential equity-based compensation expense on the Company’s capitalization as a result of the initial public offering and has determined that such expense would have an immaterial effect on the capitalization. As such, the Company respectfully submits that no changes to the capitalization section of the Registration Statement are required.

October 12, 2021

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me by email at marc.jaffe@lw.com or by telephone at (212) 906-1281 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Marc D. Jaffe
Marc D. Jaffe, Esq. of LATHAM & WATKINS LLP

Enclosures

cc:

Scott Stringer, U.S. Securities and Exchange Commission

Joel Parker, U.S. Securities and Exchange Commission

Jacqueline Kaufman, U.S. Securities and Exchange Commission

Lilyanna Peyser, U.S. Securities and Exchange Commission

David McCreight, Lulu’s Fashion Lounge Holdings, Inc.

Crystal Landsem, Lulu’s Fashion Lounge Holdings, Inc.

Naomi Beckman-Straus, Esq., Lulu’s Fashion Lounge Holdings, Inc.

Tad J. Freese, Esq., Latham & Watkins LLP

Adam J. Gelardi, Esq., Latham & Watkins LLP

5